SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

ZKH Group Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0000001 per share **

American Depositary Shares

(Title of Class of Securities)

G989M2 108 **

98877R 104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number G989M2108 has been assigned to the Class A ordinary shares of the Issuer. CUSIP number 98877R104 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZKH.” Each ADS represents thirty-five (35) Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 1 of 13 Pages

1	NAME OF REPORTING PERSON Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 706,928,800 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 706,928,800 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,928,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)        Represents 706,928,800 Class A ordinary shares held by Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership) (“Shanghai Xiuying”).

(2)         Calculated based on 4,460,410,964 Class A ordinary shares of ZKH Group Limited (the “Issuer”) and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 25 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Shanghai Dingxiao Enterprise Management Consulting Center (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 706,928,800 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 706,928,800 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,928,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)        Represents 706,928,800 Class A ordinary shares directly held by Shanghai Xiuying, that may be deemed to be beneficially owned by Shanghai Dingxiao Enterprise Management Consulting Center (Limited Partnership) (“Shanghai Dingxiao”), as the general partner of Shanghai Xiuying.

(2)        Calculated based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Eastern Bell International XIII Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 79,100,600 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,100,600 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,100,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (2)
12	TYPE OF REPORTING PERSON CO

(1)        Represents 79,100,600 Class A ordinary shares held by Eastern Bell International XIII Limited.

(2)        Calculated based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Eastern Bell Capital Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 79,100,600 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,100,600 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,100,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)        Represents 79,100,600 Class A ordinary shares directly held by Eastern Bell International XIII Limited, that may be deemed to be beneficially owned by Eastern Bell Capital Fund I, L.P., as Eastern Bell International XIII Limited is wholly owned by Eastern Bell Capital Fund I, L.P..

(2)        Calculated based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Eastern Bell Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 79,100,600 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,100,600 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,100,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (2)
12	TYPE OF REPORTING PERSON CO

(1)        Represents 79,100,600 Class A ordinary shares directly held by Eastern Bell International XIII Limited, which is wholly owned by Eastern Bell Capital Fund I, L.P. Eastern Bell Capital Limited is the general partner of Eastern Bell Capital Fund I, L.P. and may be deemed to beneficially own such shares. Eastern Bell Capital Limited is wholly owned by Yan Capital Limited, New Cosmos Holdings Limited, ZYC Capital Limited, each of which is ultimately controlled by Li Yan, Sheung Man Lau and Yingchun Zhu. Each of them expressly disclaims beneficial ownership of such shares.

(2)        Calculated based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Ningbo Huichen Runze Investment Partnership (L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,140,900 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,140,900 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,140,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)        Represents 32,140,900 Class A ordinary shares held by Ningbo Huichen Runze Investment Partnership (L.P.) (“Ningbo Huichen”).

(2)        Calculated based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Ningbo Zhongding Lilong Investment Management Center (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,140,900 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,140,900 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,140,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)        Represents 32,140,900 Class A ordinary shares directly held by Ningbo Huichen, that may be deemed to be beneficially owned by Ningbo Zhongding Lilong Investment Management Center (Limited Partnership) (“Ningbo Zhongding”), as the general partner of Ningbo Huichen.

(2)        Calculated based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Ningbo Dingpu Venture Capital Partnership (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,140,900 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,140,900 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,140,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)        Represents 32,140,900 Class A ordinary shares directly held by Ningbo Huichen, whose general partner is Ningbo Zhongding. Ningbo Dingpu Venture Capital Partnership (Limited Partnership) (“Ningbo Dingpu”) is the general partner of Ningbo Zhongding and may be deemed to beneficially own such shares.

(2)        Calculated based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON Shanghai Dingman Enterprise Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 739,069,700 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 739,069,700 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,069,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12	TYPE OF REPORTING PERSON CO

(1)        Represents (i) 706,928,800 Class A ordinary shares directly held by Shanghai Xiuying; and (ii) 32,140,900 Class A ordinary shares directly held by Ningbo Huichen. Shanghai Dingman Enterprise Management Co., Ltd. (“Shanghai Dingman”) is the general partner of Shanghai Dingxiao and Ningbo Dingpu and may be deemed to beneficially own such shares.

(2)        Calculated based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON Li Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 739,069,700 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 739,069,700 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,069,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12	TYPE OF REPORTING PERSON IN

(1)        Represents (i) 706,928,800 Class A ordinary shares directly held by Shanghai Xiuying, and (ii) 32,140,900 Class A ordinary shares directly held by Ningbo Huichen. Li Yan is the ultimate controller of Shanghai Dingman and may be deemed to beneficially own such shares.

(2)        Calculated based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 11 of 13 Pages

ITEM 1.

(a)	Name of Issuer:

ZKH Group Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road

Minhang District, Shanghai 201106

People’s Republic of China

ITEM 2.

(a)	Name of Person Filing:

(i) Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership);

(ii) Shanghai Dingxiao Enterprise Management Consulting Center (Limited Partnership);

(iii) Shanghai Dingman Enterprise Management Co., Ltd.;

(iv) Eastern Bell International XIII Limited;

(v) Eastern Bell Capital Fund I, L.P.;

(vi) Ningbo Huichen Runze Investment Partnership (L.P.);

(vii) Ningbo Zhongding Lilong Investment Management Center (Limited Partnership);

(viii) Ningbo Dingpu Venture Capital Partnership (Limited Partnership);

(ix) Eastern Bell Capital Limited;

(x) Li Yan.

(collectively, the “Reporting Persons”)

(b)	Address of Principal Office:

Each of the Reporting Persons—40th Floor, SK Building, No.149 Youcheng Road, Shanghai, People’s Republic of China.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 12 of 13 Pages

(c)	Citizenship:

Eastern Bell International XIII Limited—Hong Kong SAR

Each of Eastern Bell Capital Fund I, L.P. and Eastern Bell Capital Limited—Cayman Islands

Each of the other Reporting Persons—People’s Republic of China

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0000001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 25 votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP Number:

G989M2 108

CUSIP number G989M2108 has been assigned to the Class A ordinary shares of the Issuer. CUSIP number 98877R104 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZKH.” Each ADS represents thirty-five (35) Class A ordinary shares of the Issuer.

ITEM 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

ITEM 4.	Ownership

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages to this Schedule 13G are hereby incorporated by reference in this Item 4.

The Reporting Persons may be deemed to be members of a “group” with other Reporting Persons that own Class A ordinary shares pursuant to Section 13(d)(3) of the Act. The Reporting Persons may be deemed to beneficially own an aggregate of 818,170,300 Class A ordinary shares, representing 14.6% of the total number of outstanding shares of the Issuer and approximately 2.4% of the total voting power of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares beneficially owned by any other Reporting Person(s). Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares that are beneficially owned by any other Reporting Persons.

CUSIP No. G989M2 108	SCHEDULE 13G	Page 13 of 13 Pages

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The joint filing agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

ITEM 9.	Notice of Dissolution of the Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2024

Li Yan

By:	/s/ Li Yan
Name: Li Yan

Shanghai Xiuying Enterprise Management
Consulting Partnership (Limited Partnership)

By:	/s/ Yingchun Zhu
Name: Yingchun Zhu
Title: Authorized Signatory

Shanghai Dingxiao Enterprise Management
Consulting Center (Limited Partnership)

By:	/s/ Li Yan
Name: Li Yan
Title: Authorized Signatory

Shanghai Dingman Enterprise Management Co., Ltd.

By:	/s/ Li Yan
Name: Li Yan
Title: Legal Representative

Eastern Bell International XIII Limited

By:	/s/ Yingchun Zhu
Name: Yingchun Zhu
Title: Director

Eastern Bell Capital Fund I, L.P.

By:	/s/ Li Yan
Name: Li Yan
Title: Authorized Signatory

Eastern Bell Capital Limited

By:	/s/ Li Yan
Name: Li Yan
Title: Director

Ningbo Huichen Runze Investment Partnership (L.P.)

By:	/s/ Yingchun Zhu
Name: Yingchun Zhu
Title: Authorized Signatory

Ningbo Zhongding Lilong Investment
Management Center (Limited Partnership)

By:	/s/ Yingchun Zhu
Name: Yingchun Zhu
Title: Authorized Signatory

Ningbo Dingpu Venture Capital Partnership
(Limited Partnership)

By:	/s/ Yingchun Zhu
Name: Yingchun Zhu
Title: Authorized Signatory

LIST OF EXHIBITS

TO SCHEDULE 13G

Exhibit No.	Description
99.1	Joint Filing Agreement